Manning & Napier Fund, Inc.
290 Woodcliff Drive
Fairport, NY 14450

May 31, 2017

VIA EDGAR

Filing Room
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”) (File No. 333-217358)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via a telephone call on May 5, 2017 regarding the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed with the SEC on April 18, 2017, with respect to the proposed reorganization of the Rainier International Discovery Fund (the “Acquired Series”), a series of Rainier Investment Management Mutual Funds (the “Acquired Company”), into the Rainier International Discovery Series (the “Surviving Series,” and, together with the Acquired Series, the “Series”), a new series of the Fund (the “Reorganization”). The Surviving Series will be advised by Manning & Napier Advisors, LLC (“MNA”) and sub-advised by Rainier Investment Management, LLC (“Rainier”), the investment advisor of the Acquired Series. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1) Comment: Please confirm that the Registration Statement complies with all applicable requirements of Form N-14, Form N-1A, and Regulation 14A under the Securities Exchange Act of 1934, as amended.

Response: The Fund believes that the Registration Statement complies with all applicable requirements of Form N-14, Form N-1A, and Regulation 14A.

2) Comment: Please confirm that the powers of attorney incorporated by reference into the Registration Statement meet the requirements of Rule 483(b) under the Securities Act of 1933, as amended (the “1933 Act”), including the requirement that the power of attorney relate to a specific filing.

Response: The Fund believes that the powers of attorney incorporated by reference into the Registration Statement meet the requirements of Rule 483(b), as they give the attorneys the power to sign “any and all Registration Statements and all amendments thereto relating to the offering of the Fund’s shares under the provisions of the Investment Company Act of 1940 and/or the Securities Act of 1933.” Further, at a meeting held on February 16, 2017, the Fund’s Board of Directors approved the use of such powers of attorney in connection with the Registration Statement.  The Fund has, however, filed new powers of attorney, which specifically reference the Registration Statement, as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

3)  Comment: Please explain why the Fund’s name in EDGAR includes “NY.”

Response: The “NY” has been removed from the Fund’s name in EDGAR.

4) Comment: Please revise the statements that the Surviving Series is expected to have substantially the same principal investment strategies and risks, and be managed in substantially the same manner, as the Acquired Series to describe any material differences between the Series’ principal investment strategies and risks, or the manners in which the Series are managed.

Response: The statements have been revised to indicate that there are no material differences between the Series’ principal investment strategies and risks, or the manners in which the Series are managed.

5) Comment: Please remove the phrase “expected to be” from the statements that the expenses of the Surviving Series are expected to be lower than those of the Acquired Series.

Response: The statements have been revised to indicate that the Surviving Series’ management fee and contractual expense cap will be lower than those of the Acquired Series, and that, based on current asset levels, the Surviving Series’ other expenses are expected to be lower than those of the Acquired Series.

6) Comment: In connection with the statements regarding the possible impact of the Surviving Series’ broader distribution capabilities, please clarify that there is no guarantee that such broader distribution capabilities will increase the Surviving Series’ assets.

Response: The requested changes have been made.

7) Comment: Please replace the statements that MNA will pay the majority of the expenses of the Reorganization with descriptions of the expenses of the Reorganization that will be paid by MNA, and the expenses of the Reorganization that will be paid by the Acquired Series.

Response: The requested changes have been made.

8) Comment: Please confirm that no repositioning of the Acquired Series’ portfolio is expected to occur in connection with the Reorganization.

Response: Based on a confirmation provided by Rainier to the Fund, the Fund confirms that it does not currently expect any repositioning of the Acquired Series’ portfolio to occur in connection with the Reorganization.

9) Comment:  In connection with the statements that the Board of Trustees of the Acquired Series (the “Acquired Series Board”) has determined that the Reorganization is in the best interests of the Acquired Series, please clarify that the Acquired Series Board has also determined that the Reorganization is in the best interests of the Acquired Series’ shareholders.

Response: The requested changes have been made.

10) Comment: Please replace the references to the “booklet” with references to the Proxy Statement/Prospectus.

Response: The requested changes have been made.

11) Comment: In the “Summary of Key Information – What are the reasons for the proposed Reorganization?” section of the Proxy Statement/Prospectus, please replace the phrase “among other things” with a description of the other things that shareholders would benefit from as a result of the Reorganization.

Response: The phrase has been removed from the section.

12) Comment: In the “Summary of the Proposed Reorganization – Who will manage the Surviving Series following the Reorganization?” section of the Proxy Statement/Prospectus, please clarify that Rainier’s transition from serving as the investment advisor of the Acquired Series to serving as the investment sub-advisor of the Surviving Series will not materially impact the day-to-day management of the Series.

Response: The requested change has been made.

13) Comment: With respect to the “Summary of the Proposed Reorganization – How do the Series’ fees and expenses compare?” section of the Proxy Statement/Prospectus, please:

(i) Present the Shareholder Fees table in the format prescribed by Form N-1A.

Response: The requested change has been made.

(ii) If purchases of Class A Shares of the Acquired Series are frequently subject to the class’s contingent deferred sales charge (the “CDSC”), please disclose the CDSC in the body of the Shareholder Fees table.

Response: Based on a confirmation provided by the Acquired Company to the Fund, the Fund confirms that purchases of Class A Shares of the Acquired Series are not frequently subject to the CDSC.

(iii) Disclose, if accurate, that the Other Expenses of the Acquired Series in the Annual Fund Operating Expenses table do not include the expenses incurred by the Acquired Series in connection with the Reorganization.

Response: The section has been revised to indicate that the Other Expenses of the Acquired Series in the Annual Fund Operating Expenses table include the expenses incurred by the Acquired Series in connection with the Reorganization during the fiscal year ended March 31, 2017.

(iv) Confirm that any actual or estimated dividend and interest expenses on securities sold short are reflected in the Annual Fund Operating Expenses table.

Response:  The Acquired Series did not incur any dividend and interest expenses on securities sold short during the fiscal year ended March 31, 2017, and the Surviving Series is not expected to incur any such expenses during the current fiscal year.

(v) Replace the dashes in the Surviving Series’ Acquired Fund Fees and Expenses (“AFFE”) rows in the Annual Fund Operating Expenses table with “None,” and explain why the Surviving Series is not expected to incur any AFFE in the current fiscal year if the Acquired Series incurred 1 basis point of AFFE during the fiscal year ended March 31, 2017.

Response: The table has been revised to indicate that the Surviving Series is expected to incur 1 basis point of AFFE in the current fiscal year.

(vi) Confirm that the Surviving Series’ expense limitation agreement was filed as an exhibit to the Registration Statement.

Response: A form of the Surviving Series’ expense limitation agreement was incorporated into the Registration Statement by reference to Exhibit 99.d(2)i to Post-Effective Amendment No. 185 to the Fund’s registration statement on Form N-1A, filed on April 18, 2017.

(vii) If MNA may recoup previously waived fees and/or reimbursed expenses from the Surviving Series, state that such recoupments are limited to the extent that the total direct annual fund operating expenses of a class of the Surviving Series, exclusive of 12b-1 fees, are below the Surviving Series’ expense limitation (a) at the time of the fee waiver and/or expense reimbursement and (b) at the time of the recoupment.

Response: MNA may not recoup previously waived fees and/or reimbursed expenses from the Surviving Series.

(viii) Confirm that any adjustments made to the Expense Examples to reflect a fee waiver and/or expense reimbursement arrangement are reflected only in the periods for which the fee waiver and/or expense reimbursement arrangement is expected to continue.

Response: The Fund confirms that any adjustments made to the Expense Examples to reflect a fee waiver and/or expense reimbursement arrangement are reflected only in the periods for which the fee waiver and/or expense reimbursement arrangement is expected to continue.

(ix) Reformat the Expense Examples table to more clearly illustrate (a) how the estimated expenses of the Class K Shares of the Surviving Series compare to the expenses of the Class A Shares of the Acquired Series, and (b) how the estimated expenses of the Class I Shares of the Surviving Series compare to the expenses of the Institutional Class Shares of the Acquired Series.

Response: The requested change has been made.

14) Comment: With respect to the “Summary of the Proposed Reorganization – How do the Series’ principal investment strategies compare?” section of the Proxy Statement/Prospectus, please:

(i) Highlight any differences between the principal investment strategies of the Series.

Response: The paragraph preceding the chart comparing the Series’ principal investment strategies has been revised to note that the descriptions of the principal investment strategies of the Series differ in the sense that only the principal investment strategies of the Surviving Series (a) define a “foreign company” and (b) state that the Series’ investment strategy may involve allocating large portions of the Series’ portfolio to sectors which meet Rainier’s investment criteria. The paragraph has also been revised, however, to clarify that the foreign companies in which the Acquired Series invests meet the Surviving Series’ definition of “foreign company,” and that the Acquired Series may also allocate large portions of its portfolio to certain sectors.

(ii) Revise the last sentence of the paragraph preceding the chart comparing the Series’ principal investment strategies to state, if accurate, that the differences between the descriptions of the principal investment strategies do not reflect any material differences in the instruments in which the Series invest or the manners in which the Series are managed.

Response: The requested change has been made.

(iii) Describe the criteria that a company must meet in order to be considered a “foreign company” by the Surviving Series.

Response: The following sentence has been added to the description of the Surviving Series’ principal investment strategies:

The Series considers a company to be a foreign company if it meets one or more of the following criteria: (i) at least 50% of the company's assets are located outside of the U.S.; (ii) at least 50% of the company's revenue is generated outside of the U.S.; or (iii) the company is organized or maintains its principal place of business outside of the U.S.

(iv) Confirm that investments in contingent convertible bonds are not part of the principal investment strategies of the Series, or, alternatively, add appropriate disclosure.

Response: Based on a confirmation provided by Rainier to the Fund, the Fund confirms that investments in contingent convertible bonds are not currently part of the principal investment strategies of the Series.

(v) Confirm that holding cash and cash equivalents is part of the Series’ principal investment strategies.

Response: Based on a confirmation provided by Rainier to the Fund, the Fund confirms that, due to the nature of the Series’ cash flows and the market for equity securities of small- to mid-sized foreign companies, holding cash and cash equivalents is part of the Series’ principal investment strategies.

(vi) Add appropriate disclosure regarding the particular sectors to which large portions of the Surviving Series’ portfolio may be allocated.

Response: The Fund respectfully declines to add disclosure regarding particular sectors to the Proxy Statement/Prospectus because any allocation of the Surviving Series’ portfolio to a particular sector will be a function of the investment opportunities identified by Rainier, as opposed to a principal investment strategy to invest in the sector, and Rainier, therefore, expects any such allocations to change over time.

15) Comment: With respect to the “Summary of the Proposed Reorganization – How do the Series’ principal risks compare?” section of the Proxy Statement/Prospectus, please:

(i) Discuss the principal risks of investing in the Acquired Series.

Response: The Fund respectfully declines to make the requested change because Item 3(c) of Form N-14 only requires a discussion of “the principal risk factors of investing in the registrant.”

(ii) Compare the principal risks of investing in the Series.

Response: The paragraph preceding the description of the principal risks of the Surviving Series has been revised to state that the principal risks associated with an investment in the Surviving Series are not materially different than the principal risks associated with an investment in the Acquired Series because the principal investment strategies of the Series do not materially differ.

(iii) Add the discussion of the principal risks of the Surviving Series contained in Appendix B of the Proxy Statement/Prospectus.

Response: The Fund respectfully declines to make the requested change because the Fund believes that the description of the principal risks of investing in the Surviving Series contained in the section meets the requirement of Item 3(c) of Form N-14. The discussion of the principal risks of the Surviving Series contained in the appendix is designed to meet the requirements of Item 9(c) of Form N-1A, and the Fund has elected to provide this additional information in the Proxy Statement/Prospectus despite the fact that Item 5(a) of Form N-14 specifically excludes it from the Form’s requirements.

(iv) Explain why portfolio turnover risk is a principal risk of the Series given that the Acquired Series’ portfolio turnover rate was below 100% of the average value of its portfolio during the fiscal year ended March 31, 2016.

Response: Portfolio turnover risk is a principal risk of the Series because the Acquired Series’ portfolio turnover rate was over or near 100% of the average value of its portfolio during each of the fiscal years ended March 31, 2015, 2016 and 2017.

(v) Clarify how liquidity risk applies to the Series and explain the reference to “certain securities” in the liquidity risk paragraph.

Response: The section states that investments in stocks of small- and mid-sized companies and participatory notes may be subject to liquidity risk. The Proxy Statement/Prospectus also states that the market for certain investments may become illiquid due to specific adverse changes in the conditions of a particular issuer or under adverse market or economic conditions independent of the issuer. Accordingly, the liquidity risk paragraph has been revised to remove the reference to “certain securities,” and state that “at certain times, [the Series’] securities may be difficult or impossible to sell at the time and the price that the Series would like.”

16) Comment: Please explain why the MSCI AC World ex US Small Cap Index is an appropriate broad-based securities market index for the Surviving Series given that the Series principally invests in companies that are small- to mid-sized at the time of purchase.

Response: Based on information provided by Rainier to the Fund, the Fund believes that the MSCI AC World ex US Small Cap Index is an appropriate broad-based securities market index for the Surviving Series because the market capitalizations of the companies in which the Series invests are generally within the market capitalization range of the companies in the index.

17)  Comment: Please remove the phrase “generally similar” from the first sentence of the “Summary of the Proposed Reorganization – How do the Series’ purchase, redemption and exchange policies compare?” section of the Proxy Statement/Prospectus, and confirm that all material differences between the Series’ purchase, redemption and exchange policies are described in the section.

Response: The section has been revised to remove the phrase “generally similar,” and now states that none of the differences between the Series’ policies for buying, selling and exchanging shares would have a material adverse effect on Acquired Series shareholders. The Fund confirms that all material differences between the Series’ purchase, redemption and exchange policies are described in the section.

18) Comment: Please confirm that all material differences between the Series’ distribution arrangements are described in the “Summary of the Proposed Reorganization – How do the Series’ distributors and distribution arrangements compare?” section of the Proxy Statement/Prospectus.

Response: The Fund confirms that all material differences between the Series’ distribution arrangements are described in the section.

19) Comment: In the “Summary of the Proposed Reorganization – How do the Series’ fundamental and non-fundamental investment policies compare?” section of the Proxy Statement/Prospectus, please further describe why each difference between the Series’ policies is not expected to materially impact the operations of the Surviving Series.

Response: The requested changes have been made.

20) Comment: Please confirm that the expenses of the Reorganization paid by MNA will be paid out of MNA’s legitimate profits, and that MNA will not seek to recoup such expenses from the Surviving Series.

Response: MNA confirms that the expenses of the Reorganization which it pays will be paid out of its legitimate profits, and that it will not seek to recoup such expenses from the Surviving Series.

21) Comment: With respect to the “General Information about the Proxy Statement/Prospectus – How is my proxy being solicited?” section of the Proxy Statement/Prospectus, please:

(i) Revise the heading to indicate that the section also discusses the anticipated costs of the solicitation.

Response: The requested change has been made.

(ii) Describe the material features of the Acquired Series’ contract or arrangement with the Solicitor.

Response: The requested change has been made.

22) Comment: Please disclose the amount of capital loss carryforwards of the Acquired Series as of its most recent fiscal year end, and any limitations on the use of such capital loss carryforwards as a result of the Reorganization.

Response: The Fund respectfully declines to make the requested changes because the Reorganization is intended to be a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and, accordingly, the use of the Acquired Series’ capital loss carryforwards is not expected to be limited as a result of the Reorganization.

23) Comment: With respect to the “Additional Information about the Reorganization – What factors did the Acquired Series Board consider?” section of the Proxy Statement/Prospectus, please:

(i) Confirm that all material factors, including negative factors, considered by the Acquired Series Board in making its determination to approve the Reorganization are disclosed.

Response: Based on a confirmation provided by the Acquired Company to the Fund, the Fund confirms that all material factors considered by the Acquired Series Board in approving the Reorganization are disclosed.

(ii) Replace “is expected to” with “will” in the statements that the Acquired Series is expected to be the accounting survivor of the Reorganization.

Response: The requested changes have been made.

24) Comment: Please remove the brackets in section 7(e) of the Form of Agreement and Plan of Reorganization in Appendix A of the Proxy Statement/Prospectus.

Response: The requested change has been made.

25)  Comment: With respect to Appendix B of the Proxy Statement/Prospectus, please:

(i) Move the information provided in the appendix to the body of the Proxy Statement/Prospectus.

Response: The requested change has been made.

(ii) Confirm that the information provided in the appendix is intended to be responsive to Item 5, as opposed to Item 3, of Form N-14.

Response: The Fund confirms that the information provided in the appendix is intended to be responsive to Item 5, as opposed to Item 3, of Form N-14.

(iii) Define the term “Predecessor Fund.”

Response: The term has been replaced with “Acquired Series.”

(iv) State the aggregate management fee paid by the Acquired Series to Rainier for the fiscal year ended March 31, 2017 as a percentage of the Acquired Series’ average net assets.

Response: The requested change has been made.

(v) Describe the “other fees” that a financial intermediary may independently establish and charge shareholders.

Response: The reference to “other fees” has been removed.

26) Comment: With respect to Appendix A of the Statement of Additional Information, please:

(i) Include the Surviving Series’ ticker symbols on the first page of the appendix, and associate the Surviving Series’ ticker symbols with their class identifiers on EDGAR.

Response: The requested changes have been made.

(ii) Confirm that investments in mortgage-backed and asset-backed securities are not part of the principal investment strategies of the Surviving Series, or, alternatively, add appropriate disclosure to the Proxy Statement/Prospectus.

Response: Based on a confirmation provided by Rainier to the Fund, the Fund confirms that investments in mortgage-backed and asset-backed securities are not currently part of the principal investment strategies of the Surviving Series.

(iii) Confirm that all principal investment strategies and risks of the Surviving Series are disclosed in the Proxy Statement/Prospectus.

Response: Based on a confirmation provided by Rainier to the Fund, the Fund confirms that all principal investment strategies and risks of the Surviving Series are disclosed in the Proxy Statement/Prospectus.

(iv) Describe the manner in which the Fund’s Board of Directors exercises oversight of disclosure of the Surviving Series’ portfolio securities.

Response: The requested change has been made.

(v) Confirm that no party receives any compensation or other consideration in connection with the disclosure of information about the Surviving Series’ portfolio securities.

Response: The Fund confirms that no party receives any compensation or other consideration in connection with the disclosure of information about the Surviving Series’ portfolio securities.

(vi) Identify the proxy voting service providers that may receive the Surviving Series’ portfolio holdings information with no lag time in connection with their services to the Series.

Response: The requested change has been made.

(vii) Describe why the Fund has determined that its leadership structure, and, in particular, not having a single lead Independent Director, is appropriate given the specific characteristics and circumstances of the Fund.

Response: The Fund respectfully declines to make the requested change because the Fund believes that the appendix adequately describes why the Fund has determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Fund.

(viii) Include the Statement Regarding Basis for Approval of Investment Advisory Contract disclosure required by Item 27(d) of Form N-1A, as required by Item 12(a) of Form N-14.

Response: The Fund respectfully declines to make the requested change because Item 27(d) relates to disclosure required to be included in annual and semi-annual reports, and the Surviving Series does not yet have an annual or semi-annual report.   As a result, this item is not applicable to the Registration Statement.

***
Please call me if you have any questions relating to the above.  I can be reached at (585) 325-6880.

Sincerely,

/s/Amy J. Williams
Amy J. Williams
Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission Timothy Levin, Morgan, Lewis & Bockius LLP Richard Yates, Manning & Napier Advisors, LLC